Emerald Health Therapeutics Reports Pure Sunfarms Second Quarter
2020 Financial Results

Pure Sunfarms achieves 89% sequential quarterly growth in retail sales volume;
maintains leadership in market share in Ontario and low-cost production

VANCOUVER, August 13, 2020 -- Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) has provided preliminary, unaudited financial results for the second quarter of 2020 for its 41.3%-owned joint venture, Pure Sunfarms.

"Pure Sunfarms' leadership in low-cost production enables it to offer consumers high-quality cannabis products that are well-priced. This strong competitive positioning against both licensed and unlicensed producers has enabled it to achieve leading market share in Ontario and strong growth in other provinces," said Riaz Bandali, President and Chief Executive Officer of Emerald. "With its broadening product mix, including forthcoming oils and Cannabis 2.0 products, we anticipate that Pure Sunfarms will continue to build on its competitiveness and accomplishments."

Pure Sunfarms financial results for the three and six months ended June 30, 2020. Figures are in C$ '000, except for per gram and percent figures.

	Three months ended,
	June 30, 2020	June 30, 2019
Sales, Gross	$19,307	$32,356
Sales, Net	$12,902	$32,356
Cost of Sales	$8,594	$5,293
Selling, general and administrative expenses	$2,574	$2,384
EBITDA	$2,509	$25,200
Cultivation $/gram (incl. depreciation)	0.84	0.65

	Six months ended,
	June 30, 2020	June 30, 2019
Sales, Gross	$40,826	$46,715
Sales, Net	$30,906	$46,715
Cost of Sales	$17,201	$10,369
Selling, general and administrative expenses	$5,829	$3,712
EBITDA	$9,235	$33,776
Cultivation $/gram (incl. depreciation)	0.83	0.82

Operating Highlights

  Retail branded sales volume for the second quarter of 2020 increased 89% compared to the first quarter of 2020;
  Remained the top-selling brand of dried flower products with the Ontario Cannabis Store ("OCS") (by kilograms sold) for the year-to-date ended July 31, 2020, with a market share of 13.8% and had two of the top four selling dried cannabis products (by kilograms sold)1;
  Achieved record sales (by kilograms, defined as sales of Pure Sunfarms products by the provincial boards to retailers, as well as sales by the provincial boards directly to consumers via their web sites) in Ontario, Alberta and British Columbia in aggregate for the month of July.
  Launched its dried cannabis products in its fourth and fifth provincial markets (Saskatchewan and Manitoba). Pure Sunfarms' products are now available in five provinces;
  Launched multiple new dried cannabis products, including additional large-format (28-gram) packages, which have consistently ranked among the best-selling dried cannabis products with the OCS since launch, as well as two new strains, additional pre-rolls, and seeds;
  Prepared for the imminent launch of cannabis oil products and new product forms under Cannabis 2.0;
  Received from Health Canada its cannabis cultivation sales licence based on an initial production area within its second 1.1 million square foot greenhouse facility in Delta, British Columbia (the "Delta 2 facility"), allowing it to expand capacity as needed through successive license amendments;
  Expanded its credit facility (the "Credit Facility") with the lending syndicate led by Bank of Montreal and including Farm Credit Canada ("FCC") and the addition of CIBC to its full $59 million capacity with the completion of the Credit Facility's accordion feature.

1. Data cited has been calculated by Pure Sunfarms from sales information provided by OCS.

Financial Comments (quarterly figures)

Sales

The 40% quarter-over-quarter decrease in gross sales was primarily a result of a lower average selling price per gram of dried flower for the three months ended June 30, 2020, compared to the same period in the previous year. The net average selling price per gram of dried flower was 29% lower in the three months ended June 30, 2020, compared to the three months ended March 31, 2020.

In the three months ended June 30, 2020, total sales in kilograms were attributed 57% to provincial boards (flower) and 43% to the wholesale channel (flower and trim). This included nonmonetary transactions with extraction licensed producers in which Pure Sunfarms sold extraction grade dried flower and trim and purchased various forms of distillate from the same counterparties, which will be used in Pure Sunfarms' future Cannabis 2.0 products.

Sales momentum early in the third quarter, the addition of new provincial markets and additional retail stores across the country, and the imminent launch of Pure Sunfarms' first Cannabis 2.0 products and bottled oils are expected to positively contribute to Pure Sunfarms' results in the second half of the year.

Cost of Sales

Higher cost of sales in the three months ended June 30, 2020, compared to the same quarter of the previous year was primarily due to additional packaging and logistics costs associated with increasing retail sales compared to the bulk wholesale model in 2019. The cost per gram sold for the three months ended June 30, 2020, was lower than the cost per gram in the first quarter of 2020, by 5%, even with the significant increase in retail sales quarter on quarter, which is a reflection of the increase in large format SKUs in the product mix and a lower cost of cultivation.

Selling, General and Administrative Expense

Selling, general and administrative expenses for the three months ended June 30, 2020, increased 3.6% compared to the same period in the previous year primarily due to regulatory fees for Health Canada and staffing.

COVID-19 Update

Pure Sunfarms' facilities in Canada remain open and operational, and has not experienced any COVID-19 illnesses. Pure Sunfarms adheres to the highest health and safety standards in its operations and has put in place heightened hygiene practices and safety protocols, including more stringent cleaning and sanitization, and is taking appropriate precautions throughout all operations as per the recommendations of health authorities. It will continue to enhance and evolve such practices and protocols as the situation warrants.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald's three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 M square feet). Its Emerald Naturals subsidiary has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

1(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Non-GAAP Financial Measures

This press release contains references to EBITDA. This financial measure does not have any standardized meaning prescribed by IFRS and is therefore referred to as "non-GAAP measures". Non-GAAP measures used by the Company may not be comparable to similar measures used by other companies. EBITDA is defined as "income (loss) before interest expenses, taxes, depreciation and amortization.

The Company uses these non-GAAP measures because they provide additional information regarding performance of the Company's overall business that are not otherwise reflected under IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production and processing capacity of various facilities; conversion of facilities; expansion of facilities; use of proceeds of financings; commencement of production; sales volumes; receipt of licenses; execution of final agreements with FTI; construction and operation of a laboratory; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.